UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Fitbux, Inc.

Legal status of Issuer:

      Form:

      Corporation

      Jurisdiction of Incorporation/Organization:

      Delaware

      Date of Organization:

      January 2, 2015

Physical Address of Issuer:

3832 Gildas Path
Pflugerville, TX 78660-4168

Website of Issuer:

https://www.fitbux.com

Current Number of Employees:

9

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$696,203	$376,083
Cash & Cash Equivalents	$564,016	$315,632
Accounts Receivable	$25,495	$43,307
Short-term Debt	$6,770	$8,059
Long-term Debt	$506,183	$110,224
Revenues/Sales	$186,743	$331,564
Cost of Goods Sold*	$19,969	$8,229
Taxes Paid	$0.00	$0.00
Net Income	($145,265)	$121,371

*Cost of Revenues

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands



April 28, 2022

Fitbux, Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Fitbux, Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.fitbux.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

The date of this Form C-AR is April 28, 2022.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Fitbux, Inc. is a fintech company that automates financial services and marketplace recommendations, incorporated in Delaware as a corporation on January 2, 2015.

The Company is located at 3832 Gildas Path, Pflugerville, TX 78660-4168.

The Company's website is https://www.fitbux.com.

The information on or in our website is not a part of this Form C-AR.

The Company conducts business in Austin, Texas and sells products and services through the internet throughout the United States.

The Company conducts its business through its wholly-owned subsidiaries (i) Fitbux RIA LLC, a Texas limited liability company, formed on November 4, 2019, (ii) Fitbux Mortgage LLC, a Texas limited liability company, formed on October 16, 2020, and (iii) Fitbux Services LLC, a Texas limited liability company, which was originally formed on January 9, 2018 in California and transferred to Texas where it was formed on September 3, 2019.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase, and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings happening throughout 2020, 2021 and possibly into the future due to COVID-19, the Company's revenue has been adversely affected. In December 2019, a novel strain of coronavirus was reported in China. Since then, the novel corona virus, SARS-COV2, has spread globally including across North America and the United States. The spread of SARS-COV2 from China to other countries has resulted in the World Health Organization (WHO) declaring the outbreak of the diseases caused by SARS-COV2, termed "COVID-19", as a "pandemic," or a worldwide spread of a new disease, on March 11, 2020. Many countries around the world, including the United States, have imposed quarantines and restrictions on travel and mass gatherings to slow the spread of the virus, and have closed non-essential businesses.

Specifically, at the time this Memorandum is prepared, we caution that our business could be materially and adversely affected by the risks, or the public perception of the risks, related to the outbreak of COVID-19. Although financial services companies and certain of our partners may be considered essential businesses and therefore allowed to remain operational, they may experience significantly reduced demand. The risk of a pandemic, or public perception of the risk, could cause customers to avoid public places and could cause temporary or long-term disruptions in the supply chains and/or delays in the delivery of inventory to businesses that are owned by or that employ our customers. Such risks could also adversely affect our clients' financial condition, resulting in reduced spending on our services. "Shelter-in-place" or other such orders by governmental entities could also disrupt our operations, if our employees or the employees of our vendors and service providers that cannot perform their responsibilities from home, are not able to report to work. Risks related to an epidemic, pandemic or other health crisis, such as COVID-19, could also lead to the complete or partial closure of one or more of our facilities or operations of our vendors and service providers.

The spread of SARS-COV2, which has caused a broad impact globally, may materially affect us economically. While the potential economic impact brought by, and the duration of, the COVID-19 health crisis may be difficult to assess or predict, a widespread pandemic could result in significant disruption of global financial markets, reducing our and our clients' ability to access capital, which could in the future negatively affect our and our clients' liquidity. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect our business prospects.

The global outbreak of COVID-19 continues to rapidly evolve. The extent to which COVID-19 may impact our business, operations and financial performance will depend on future developments, including the duration of the outbreak, travel restrictions and social distancing in the United States and other countries, changes to the regulatory regimes under which we operate, the effectiveness of actions taken in the United States and other countries to contain and treat the disease and whether the United States and additional countries are required to move to complete lock-down status. The ultimate long-term impact of COVID-19 is highly uncertain and cannot be predicted with confidence.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

There is no assurance that our revenue and business model will be successful.

We are continually refining our revenue and business model, which is premised on creating a virtuous cycle for our members to engage in more products across our platform. There is no assurance that these efforts will be successful or that we will generate revenues commensurate with our efforts and expectations or become profitable. We may be forced to make significant changes to our revenue and business model to compete with our competitors' offerings, and even if such changes are undertaken, there is no guarantee that they will be successful.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product and service launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 10,000,000 shares of common stock, of which 6,731,974 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our clients and conduct our operations. Our ability to meet our obligations to our clients may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with client requirements and in a timely and cost-effective manner. Likewise, the quality of our products and services may be adversely impacted if companies to whom we delegate to provide certain components of our products and services, or from whom we acquire such products and services, do not provide components which meet required specifications and perform to our and our clients' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products and services may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the provision of common components instead of components customized to meet our requirements. The supply of components for a new or existing product or service could be delayed or constrained, or a key service provider could delay providing such products or services to us or our clients adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees, particularly Joseph Reinke who is currently the Company's sole executive officer and key employee. The Company's directors, executive officers and key employees may not devote their full time and attention to the matters of the Company. Without the services of Joseph Reinke, the Company's Founder and CEO, and any other executive officers and key employees acquired by the Company, the growth, progress, and overall success of the Company's business, financial condition, cash flow and results of operations may be adversely affected.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Future growth could strain our resources, and if we are unable to manage our growth, we may not be able to successfully implement our business plan.

We hope to experience rapid growth in our operations, which will place a significant strain on our management, administrative, operational and financial infrastructure. Our future success will depend in part upon the ability of our management to manage growth effectively. This will require that we hire and train additional personnel to manage our expanding operations. In addition, we must continue to improve our operational, financial and management controls and our reporting systems and procedures. If we fail to successfully manage our growth, we may be unable to execute upon our business plan.

Since the majority of our shares of common stock are owned by JAR Financial Management LLC, our other stockholders may not be able to influence control of the Company or decision making by management of the Company.

JAR Financial Management LLC beneficially owns approximately 68.5% of our outstanding common stock. Their interests may not be, at all times, the same as that of our other stockholders. Where those conflicts exist, our stockholders will be dependent upon JAR Financial Management LLC, to act in a manner that is fair to all of our stockholders and in accordance with its fiduciary duty as a majority stockholder. Also, JAR Financial Management LLC will have the ability to control the outcome of most corporate actions requiring stockholder approval, including the sale of all or substantially all of our assets and amendments to our Certificate of Incorporation. Investors in the Securities offered in this Offering will have no voting rights, and upon the Company's conversion of the Securities into "CF Shadow Securities", the Investors will have no voting rights as holders of equity securities in the Company. This concentration of ownership may also have the effect of delaying, deferring or preventing a change of control of us, which may be disadvantageous to minority stockholders.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our clients or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Our potential clients will require a high degree of reliability in the delivery of our services, and if we cannot meet their expectations for any reason, demand for our products and services will suffer.

Our success depends in large part on our ability to assure generally error-free services, uninterrupted operation of our network and software infrastructure, and a satisfactory experience for our end users when they use Internet-based communications services. To achieve these objectives, we depend on the quality, performance and scalability of our products and services, the responsiveness of our technical support and the capacity, reliability and security of our network operations. We also depend on third parties over which we have no control. For example, our ability to serve our clients is based solely on our network access agreement with one service provider and on that service provider's ability to provide reliable Internet access. Due to the high level of performance required for critical communications traffic, any failure to deliver a satisfactory experience to end users, whether or not caused by our own failures could reduce demand for our products and services.

Security breaches of confidential client information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and client and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, clients' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our client transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Our results of operations and future prospects depend on our ability to retain existing, and attract new, clients. We face intense and increasing competition and, if we do not compete effectively, our competitive positioning and our operating results will be harmed.

We operate in a rapidly changing and highly competitive industry, and our results of operations and future prospects depend on, among others:

- the continued growth of our client base;

- our ability to monetize our client base, including through the use of additional products by our existing clients;

- our ability to acquire clients at a lower cost; and

- our ability to increase the overall value to us of each of our clients while they remain on our platform.

We expect our competition to continue to increase, as there are generally no substantial barriers to entry to the markets we serve. In addition to established enterprises, we may also face competition from other early-stage companies attempting to capitalize on the same, or similar, opportunities as we are. Some of our current and potential competitors have longer operating histories, particularly with respect to our financial services products, significantly greater financial, technical, marketing and other resources and a larger client base than we do. This allows them, among others, to potentially offer more competitive pricing or other terms or features, a broader range of financial products and services, or a more specialized set of specific products or services, as well as respond more quickly than we can to new or emerging technologies and changes in client preferences. Our existing or future competitors may develop products or services that are similar to our products and services or that achieve greater market acceptance than our products and services. This could attract new clients away from our services and reduce our market share in the future. Additionally, when new competitors seek to enter our markets, or when existing market participants seek to increase their market share, these competitors sometimes undercut, or otherwise exert pressure on, the pricing terms prevalent in that market, which could adversely affect our market share and/or ability to capitalize on new market opportunities.

Litigation, regulatory actions and compliance issues could subject us to significant fines, penalties, judgments, remediation costs, negative publicity, changes to our business model, and requirements resulting in increased expenses.

Our business is subject to increased risks of litigation and regulatory actions as a result of a number of factors and from various sources, including as a result of the highly regulated nature of the financial services industry and the focus of state and federal enforcement agencies on the financial services industry.

From time to time, we may be involved in, or the subject of, reviews, requests for information, investigations and proceedings (both formal and informal) by state and federal governmental agencies and self-regulatory organizations, regarding our business activities and our qualifications to conduct our business in certain jurisdictions, which could subject us to significant fines, penalties, obligations to change our business practices and other requirements resulting in increased expenses and diminished earnings. Our involvement in any such matter also could cause significant harm to our reputation and divert management attention from the operation of our business, even if the matters are ultimately determined in our favor. Moreover, any settlement, or any consent order or adverse judgment in connection with any formal or informal proceeding or investigation by a government agency, may prompt litigation or additional investigations or proceedings as other litigants or other government agencies begin independent reviews of the same activities.

In addition, a number of participants in the financial services industry have been the subject of: putative class action lawsuits; state attorney general actions and other state regulatory actions; federal regulatory enforcement actions, including actions relating to alleged unfair, deceptive or abusive acts or practices; violations of state licensing and lending laws, including state usury laws; actions alleging discrimination on the basis of race, ethnicity, gender or other prohibited bases; and allegations of noncompliance with various state and federal laws and regulations relating to originating and servicing consumer finance loans.

The current regulatory environment, increased regulatory compliance efforts and enhanced regulatory enforcement have resulted in significant operational and compliance costs and may prevent us from providing certain products and services. There is no assurance that these regulatory matters or other factors will not, in the future, affect how we conduct our business and, in turn, have a material adverse effect on our business. In particular, legal proceedings brought under state consumer protection statutes or under several of the various federal consumer financial services statutes may result in a separate fine for each violation of the statute, which, particularly in the case of class action lawsuits, could result in damages substantially in excess of the amounts we earned from the underlying activities.

In addition, from time to time, through our operational and compliance controls, we identify compliance and other issues that require us to make operational changes and, depending on the nature of the issue, result in financial remediation to impacted members. These self-identified issues and voluntary remediation payments could be significant, depending on the issue and the number of clients impacted, and also could generate litigation or regulatory investigations that subject us to additional risk.

We will be adversely affected if we are, or any of our subsidiaries is, determined to have been subject to registration as an investment company under the Investment Company Act.

We are currently not deemed an "investment company" subject to regulation under the Investment Company Act of 1940, as amended (the "Investment Company Act"). No opinion or no-action position has been requested of the SEC regarding our business plans and whether we may in the future become an investment company subject to regulation under the Investment Company Act based on our business plans. There is no guarantee we will continue to be exempt from registration under the Investment Company Act and were we to be deemed to be an investment company under the Investment Company Act, and thus subject to regulation under the Investment Company Act, the increased reporting and operating requirements could have an adverse impact on our business, operating results, financial condition and prospects.

In addition, if the SEC or a court of competent jurisdiction were to find that we are in violation of the Investment Company Act for having failed to register as an investment company thereunder, possible consequences include, but are not limited to, the following: (i) the SEC could apply to a district court to enjoin the violation; (ii) we could be sued by investors in us and in our securities for damages caused by the violation; and (iii) any contract to which we are a party that is made in, or whose performance involves a, violation of the Investment Company Act would be unenforceable by any party to the contract unless a court were to find that under the circumstances enforcement would produce a more equitable result than nonenforcement and would not be inconsistent with the purposes of the Investment Company Act. Should we be subjected to any or all of the foregoing, our business would be materially and adversely affected.

Our future growth depends significantly on our marketing efforts, and if our marketing efforts are not successful, our business and results of operations will be harmed.

We have dedicated and intend to continue to dedicate significant resources to marketing efforts. Our ability to attract clients depends in large part on the success of these marketing efforts and the success of the marketing channels we use to promote our products and services. Our marketing channels include, but are not limited to, social media, traditional media such as the press, online affiliations, search engine optimization, and search engine marketing.

While our goal remains to increase the strength, recognition and trust in our brand by increasing our client base and expanding our products and services, if any of our current marketing channels becomes less effective, if we are unable to continue to use any of these channels, if the cost of using these channels was to significantly increase or if we are not successful in generating new channels, we may not be able to attract new clients in a cost-effective manner or increase the platform activity of our clients. If we are unable to recover our marketing costs through increases in the size, value or overall number of refinancings we originate, or other product selection and utilization, it could have a material adverse effect on our business, financial condition, results of operations, cash flows and future prospects.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

BUSINESS

Description of the Business

Fitbux, Inc. (the "Company" or "Fitbux") is a fintech company that is building a financial planning technology which is referred to as "GPS For Your Money". We monetize via month-to-month revenue, partnerships, and data products. The Company combines financial, human capital, and behavior analytics to break down segmentation with the goal to automate financial services and marketplace recommendations.

Business Plan

Fitbux combines financial, human capital, and behavior analytics to break down segmentation with the goal to automate financial services and marketplace recommendations. We incorporate what our competitors ignore: human capital asset and behavior analytics. Human capital and behavior dictate savings, investment allocations, loan amounts, loan repayments, insurance needs and other financial decisions. We are targeting the largest demographic in finance: 20-35 year old young professionals.

The Company's Products and/or Services

Product / Service	Description	Current Market
FitBUX Solution	800+ data points that give users a "baseline" FitBUX Score which gamifies financial planning, allows users to reach goals faster, and provides immediate visual feedback; it is like GPS for your money	20 - 35 year old young professionals
Investment Management	Management of client assets for investment purposes in equities, bonds and other asset classes	20 - 35 year old young professionals
Student Loan Refinance	In partnership with 10 other companies, helping clients with obtaining the information and access to resources to empower them to refinance their student loans at more attractive rates	20 - 35 year old young professionals
Credit Card Refinance	In partnership with 12 other companies, helping clients with obtaining information and access to resources to empower them to refinance their credit cards at more attractive rates	20 - 35 year old young professionals
Life and Disability Insurance	In partnership with Policy Genius, helping clients with obtaining information and access to resources to	20 - 35 year old young professionals

	empower them to obtain life and disability insurance that best suits them and their financial goals	

Competition

The markets in which our products and services are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products and services, we compete against other branded products and services. Product and service quality, performance, value and branding are also important differentiating factors.

Financial planners are our primary competition. These are individuals that work for small firms as well as for large well-known firms such as Edward Jones, Charles Schwab and Vanguard. Our competitive advantage comes from our ability to provide cost efficient services to younger individuals because of our technology, whereby many of our larger competitors are limited to an older demographic due to their business models.

Our secondary competition are fintech companies known as robo-advisors such as Betterment, but we also seek to partner with such companies as part of our business model. We do compete with robo-advisors on things like asset management apps, budgeting apps like You Need a Budget (YNAB); however, these companies often focus on providing people with a snapshot of their finances and currently do not compete with us on our financial planning technology.

Customer Base

We are targeting the largest demographic in finance: 20 to 35 year old young professionals. Within this demographic, we are currently targeting young health care professionals, and our initial niche focus has been on physical therapists. However, we plan to expand our focus to all young professionals between the ages of 20 and 35.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event our current third-party vendors are unable to provide services or any issues arise with our current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to our business, although it could cause short-term limitations.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
4902899	Consultation services, namely, providing an indication of the financial condition of those seeking personal financing and investments.	FITBUX SCORE	April 17, 2015	February 16, 2016	USA
4902825	Personal financing using income and revenue-based contracts in the field of education.	FITBUX	February 20, 2015	February 16, 2016	USA

The Company maintains no patents, nor have we filed any patent applications. The Company's intellectual property includes trade secrets, which trade secrets are maintained as confidential and protectable pursuant to confidentiality agreements and under applicable law.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors and Officers

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Joseph Reinke	Chief Executive Officer, Founder and Director	Founder/CEO – Fitbux, Inc., January 2015 - Present Responsible for all major corporate decisions, managing the overall operations and resources of the Company including technology development strategies, product design, UI/UX, marketing, and member calls. Responsible for also acting as the main point of communication between the Board of Directors and corporate operations and being the public face of the Company	BS in Finance from California State University, Long Beach (May 2005)
Robert Heldt	Director	Advisor, Urū Sports, June 2021-Present Advises early-stage startups focused on helping millions of athletes unleash the true power of the sports community Director, Fitbux, Inc., November 2020 - Present Corporate governance and provided general business strategy to CEO and top executives Advisor, Fitbux, Inc., March 2016 - November 2020 Provided technical advice and general business strategy to CEO and top executives	BS, Computer Science, California Polytechnic State University, San Luis Obispo (1989) MS, Computer Engineering, San Jose State University (1991)
Sam Pilli	Director	Zonzon Inc., Founder/CEO, December 2018 – Present Software company founder responsible for all major corporate decisions, managing the overall operations and resources of the company, acting as the	San Francisco State University, BS in Finance &

		main point of communication between the board of directors and corporate operations and being the public face of the company Coldwell Banker, Broker Associate, May 2020 – Present Responsible for assisting clients in the sale and purchase of properties, including showing properties to prospective buyers and making offers to sellers for consideration. Responsible for also helping interested buyers to locate properties that fit their criteria and facilitating sale negotiations and purchasing processes for clients. Engel & Völkers, Broker Associate – Global Real Estate Advisor, May 2016 – March 2020 Responsible for assisting clients in the sale and purchase of properties, including showing properties to prospective buyers and making offers to sellers for consideration. Responsible for also helping interested buyers to locate properties that fit their criteria and facilitating sale negotiations and purchasing processes for clients.	Banking (1994)

Biographical Information

Joseph Reinke – In 2015, Mr. Reinke founded Fitbux, Inc., where he serves as its Chief Executive Officer and serves on its Board of Directors. Since August 2005, he has owned and managed JAR Financial Management LLC, which serves as his personal investment company. From June 2013 to March 2015, Mr. Reinke served as a Valuation and Investment Banking Associate for Stout Risius Ross where he focused on providing services in the areas of business valuation, co-investments, transaction advisory, and M&A acquisition advisory. His valuation experience includes (but is not limited to) purchase price allocations, fair market valuations, goodwill impairments, fairness opinions, and private estate valuations across a wide variety of international industries. Prior to joining Stout Risius Ross, he served as a Financial Advisor for BancWest Investment Services from August 2008 to March 2011. Mr. Reinke received a bachelor of science degree in finance from California State University, Long Beach in 2005. He is also a Chartered Financial Analyst (CFA) charter holder.

Robert Heldt - Mr. Heldt serves as an advisor for Urū Sports where he has served since June of 2021. He advises early-stage startups focused on helping millions of athletes unleash the true power of the sports community. Prior to becoming an advisor for Urū Sports, Mr. Heldt also served as an advisor for Fitbux, Inc. As an advisor for Fitbux, he advised the company during the time in the company's development where it specialized in helping young adults optimize repayment of student loans. He also provided technical advice and general business strategy to the company's Chief Executive Officer and top executives. From April 2018 to October 2018, Mr. Heldt served as Director of Engineering for UJET. While at UJET, he led front-end and mobile teams in the San Francisco Bay Area and South Korea and engineering interface for other teams and improved project management processes. Prior to being the Director of Engineering at UJET, Mr. Heldt served as Director of Engineering for Netflix for over 6 years from August 2011 to December 2017. While at Netflix, Mr. Heldt served as a cross-functional, company-wide leader, who coordinated with project managers and marshaled engineering resources to deliver results, closely integrating backend systems and the user interface. He also led the engineering team that implemented a dynamic service to make it easier to customize user behavior testing (aka A/B testing), across numerous devices, including mobile. In November 2006, Mr. Heldt launched a tax preparation company with a focus on making taxes easier for the client called "Taxpro on Wheels". He worked at Taxpro on Wheels until August 2011. From September 2004 to November 2006, Mr. Heldt served as Senior Engineering Manager at PayPal. He served as Director of Mac Products for Intuit from July 2002 to May 2004 and Director of Product Development, Quicken and Software Manager for Apple from 1988 to 1996. Mr. Heldt received a degree in computer science from California Polytechnic State University, San Luis Obispo in 1989. He also received a master of science degree in computer engineering from San Jose State University in 1991.

Sam Pilli – Sam Pilli has launched a mortgage company, has been the founding team member of 4 startups, was a former Broker for Keller Williams in San Carlos, CA and has served as a top producer as a realtor and mortgage broker during his career. In 2018, Sam Pilli founded Zonzon Inc. and currently serves as its Chief Executive Officer. Zonzon, Inc. is a platform created to empower homeowner association residents to connect, communicate and collaborate. Mr. Pilli has been a Broker Associate for Coldwell Banker since May 2020. He spent 4 years as a Broker Associate – Global Real Estate Advisor from with Engel & Völkers from May 2016 to March 2020, and prior to his work with Engel & Völkers, he was a Broker Associate with Keller Williams (Menlo Park) from December 2009 to August 2013 and with Keller Williams (San Francisco) from August 2008 to November 2009. He also served as a Mortgage Broker for California Consumer Lending from 2004 to 2008. Mr. Pilli received a bachelor of science degree from San Francisco State University in Finance & Banking in 1994. He is also a Chartered Financial Analyst (CFA) charter holder.

Employees

The Company has 8 employees in Texas, USA and 1 in California, USA.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	6,731,974
Par Value Per Share	$.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security. The holders of the Company's Common Stock have the power to elect the Board of Directors of the Company; control of the Company is vested in the Board of Directors and the Common Stockholders, and the holder of the Security issued pursuant to this Offering will have no voting rights or control rights with respect to the Company, including no antidilution rights, inspection rights or information rights.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Options to Purchase Common Stock*
Amount Outstanding	861,445
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Options to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

*All awards have been issued under the Fitbux, Inc. Stock Incentive Plan, effective as of December 14, 2020. There are 1,176,445 stock options that have been issued, 315,000 stock options have been exercised for shares of Common Stock and 823,555 shares of Common Stock remain unissued under the Fitbux, Inc. Stock Incentive Plan.

Type	Series 2021 Crowd SAFE (Simple Agreement for Future Equity)
Amount Outstanding	$100,470
Voting Rights	None.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's Board of Directors may decide at some point in the future to issue additional shares of Capital Stock, which may dilute the value of the Series 2021 Crowd SAFE. The percentage ownership represented by shares of the CF Shadow Series into which the Series 2021 Crowd SAFEs are convertible is subject to, among other things, the price per share at which the offering that triggers such convertibility is conducted. A conversion price of $1.00 will result in 100,470 shares of Capital Stock being issued pursuant to the conversion. A lower conversion price will result in proportionally more shares being issued, and a higher conversion price will result in proportionally less shares issued.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Economic Injury Disaster Loan - SBA Loan Covid-19 Relief
Creditor	U.S. Small Business Administration
Amount Outstanding	$482,200.00
Interest Rate and Amortization Schedule	3.75%, 30 years
Description of Collateral	The collateral includes the following property that the Company now owns or will acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest the Company granted includes all accessions, attachments, accessories, parts, supplies and replacements for the collateral, all products, proceeds and collections thereof and all records and data relating thereto.
Other Material Terms	Monthly payments were to begin 12 months after the date of the Promissory Note, but Congress suspended the required monthly payment until 2022. The Company must use all the proceeds of the loan solely as working capital to alleviate economic injury caused by disaster occurring in the month of January 31, 2020 and continuing thereafter. Anyone who wrongfully misapplies any proceeds of the loan will be civilly liable to Small Business Administration for one and one-half times the proceeds disbursed, in addition to other remedies allowed by law.
Maturity Date	5/15/2050
Date Entered Into	5/15/2020

Type	American Express Business Loan
Creditor	American Express National Bank, AENB
Amount Outstanding	$4,591
Interest Rate and Amortization Schedule	6.99%, 36 months
Description of Collateral	None
Other Material Terms	The method used to calculate interest is monthly compounded interest. Interest will be assessed on the last day of each loan invoice period until the Company has repaid its loan in full. The Company must pay each monthly payment due by the payment due date even if the Company does not receive a loan invoice. If the Company pays off the loan early, the Company will not have to pay a penalty and may be entitled to a refund of part of the finance charge.
Maturity Date	12/27/2022
Date Entered Into	12/27/2019

Type	Paycheck Protection Program Loan/Grant
Amount Outstanding	$0.00 – Loan was forgiven in the same year of loan issuance as disclosed in Exhibit A. Original loan amount was $33,700.
Interest Rate and Amortization Schedule	1% per year
Description of Collateral	N/A
Other Material Terms	Under the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security Act (the "Act"), up to the full principal amount of the loan and any accrued interest can be forgiven if the Company uses all of the loan proceeds for forgivable purposes as required under the Act and any rule, regulation, or guidance issued by the Small Business Administration pursuant to the Act (collectively, the "Forgiveness Provisions"). Any processes or procedures established under the Forgiveness Provisions must be followed and any requirements of the Forgiveness Provisions must be fully satisfied in order to obtain such loan forgiveness. There is no guaranty that the loan will be forgiven.
Maturity Date	N/A - Loan was forgiven

The total outstanding amount of debt of the Company is $486,791.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
JAR Financial Management LLC*	4,608,856, Common Stock	68.5%

*Joseph Reinke is the sole manager and sole member of JAR Financial Management LLC, a Texas limited liability company.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Information

Total Income	Taxable Income	Total Tax
$186,743	($145,265)	$0

Operations

Fitbux, Inc. (the "**Company**") was incorporated on January 2, 2015 under the laws of the State of Delaware, and is headquartered in Pflugerville, Texas.

The Company conducts its business through its wholly-owned subsidiaries (i) Fitbux RIA LLC, a Texas limited liability company, formed on November 4, 2019, (ii) Fitbux Mortgage LLC, a Texas limited liability company, formed on October 16, 2020, and (iii) Fitbux Services LLC, a Texas limited liability company, originally formed on January 9, 2018 in California and transferred to Texas where it was formed on September 3, 2019. Our financial statements include the financial results of Fitbux Services LLC and Fitbux RIA LLC. Fitbux Mortgage LLC is not included in the Company's financial statements attached hereto as Exhibit A, since Fitbux Mortgage LLC was non-material for purposes of said financial statements since it was not formed until the end of 2020 and has not commenced operations.

Early in fiscal year 2021, the Biden Administration extended the student loan moratorium. The Company's first financial technology on student loans and our primary monetization focus came from student loans. Based on the extension of the moratorium, management made the strategic decision to reduce all marketing expenses in 2021 (excluding legacy costs associated with its outsourced CRM system) and focus exclusively on our financial planning technology. The beta version of the technology was completed in Q4 of 2021 and was well received by the market. Management will focus on completing our beta financial planning AI and updated user experiences in 2022. Once these are completed, we will then focus on monetizing the technology via a monthly subscription as well as other financial products outside of the student loan industry.

Liquidity and Capital Resources

On March 16, 2022, the Company successfully funded and closed an offering pursuant to Regulation CF and raised $98,500.

The Company has the following outside sources of capital other than the proceeds from the Offering:

The Company made available preferred stock to existing shareholders in fiscal 2021, but no subscriptions have been received as of the date of this Form C-AR. This offering is still open to investors. Numbers represented in the financials represents estimates based on commitments and funds received. Therefore, these numbers will be updated in future financials upon the receipt of funds from new investors.

Capital Expenditures and Other Obligations

The Company does not plan to make any material capital expenditures in the coming six months. The Company plans to make appropriate expenditures in the future consistent with planned growth and expansion.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock (Friends and Family)	$184,000	1,835,444	Build tech and marketing	January 3, 2015 – December 30, 2016	Section 4(a)(2)
Common Stock (Outside Investors)	$105,000	287,675	Build tech and marketing	March 18, 2017 – December 29, 2017	Section 4(a)(2)
Series 2021 Crowd SAFE (Simple Agreement for Future Equity)	$100,470*	118	Intermediary Fees; Product Development; Sales and Marketing; Personnel	March 16, 2022	Regulation CF

*Includes the 2% commission payable to the Intermediary, OpenDeal Portal LLC dba Republic, of the total number of the securities sold in the offering.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.


TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST


From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

OTHER INFORMATION

The Company complied with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Joseph Reinke
_____
(Signature)

Joseph Reinke
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Joseph Reinke
_____
(Signature)

Joseph Reinke
_____
(Name)

Director and Chief Executive Officer
_____
(Title)

April 28, 2022
_____
(Date)

/s/ Robert Heldt
_____
(Signature)

Robert Heldt
_____
(Name)

Director
_____
(Title)

April 28, 2022
_____
(Date)

/s/ Sam Pilli
_____
(Signature)

Sam Pilli
_____
(Name)

Director
_____
(Title)

April 28, 2022
_____
(Date)

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

(see attached)

CERTIFICATION

I, Joseph Reinke, CEO of Fitbux, Inc., certify that:

    (1) the financial statements of Fitbux, Inc. included in this Form C-AR are true and complete in all material respects; and

    (2) the tax return information of Fitbux, Inc. included in this Form C-AR reflects accurately the information reported on the tax return for Fitbux, Inc. filed for the fiscal year ended December 31, 2021.

Dated: April 28, 2022

Signature: /s/ Joseph Reinke

Title: Chief Executive Officer

FITBUX
STATEMENT OF OPERATIONS
For the Period January 1, 2019 through December 31, 2021
(unaudited)

	2019	2020	2021
Revenues	$ 275,666	$ 331,564	$ 186,743
Cost Of Revenues	1,000	8,229	19,969
Gross Profit	$ 274,666	$ 323,335	$ 166,774
Operating Expenses			
Marketing	$ 17,309	$ 20,600	$ 12,890
Amortization & Depreciation	23,674	17,792	-
Salaries & Benefits	141,603	229,162	259,178
Accounting & Legal	42,972	26,448	46,413
Computer & Internet	32,315	17,204	18,461
General & Administrative	15,448	20,101	17,930
Total Operating Expenses	$ 273,321	$ 331,307	$ 354,872
Operating Income	$ 1,345	$ (7,972)	$ (188,098)
Interest Expense	$ (1,449)	$ (1,274)	$ (29)
Interest Income	0	0	-
Misc. Income	104	130,618	42,862
Other Income	(1,345)	129,343	42,833
Net Income	$ (0)	$ 121,371	$ (145,265)

FITBUX
BALANCE SHEET
For the Period January 1, 2019 through December 31, 2021
(unaudited)

	2019	2020	2021
ASSETS			
Current Assets:			
Cash & Cash Equivalents	$ 128,762	$ 315,632	$ 564,016
Accounts Recievable	71,965	43,307	25,495
Prepaid Expenses	3,251	3,972	13,547
Other Current Assets	3,293	2,112	874
Total Current Assets	207,271	365,024	603,931
Fixed Assets, Net	28,852	11,060	92,272
Other Non-Currrent Assets	-	-	-
TOTAL ASSETS	$ 236,123	$ 376,083	$ 696,203
LIABILITIES & STOCKHOLDERS EQUITY			
Liabilities:			
Current Liabilities:			
Short-Term Debt	$ 9,040	$ 5,370	$ 4,639
Unearned Revenue	1,541	1,883	1,249
Other Current Liabilities	-	806	882
Total Current Liabilities	10,581	8,059	6,770
Long-Term Liabilities:			
Unearned Revenue	23,116	29,084	24,031
Long-Term Debt	23,691	80,627	482,152
Convertible Notes	55,855	513	-
Total Long-Term Liabilities	102,661	110,224	506,183
Stockholders' Equity:			
Common Stock, $0.0001 par value, 10,000,000 shares authorized, 7,181,305 and 6,731,974 shares issued and outstanding as of December 31, 2019 and 2020, respectively	282	327	327
Preferred Stock	-	-	3,757
Paid in Capital	291,561	346,858	429,685
Additional Paid In Capital - Stock Options	-	50,400	50,400
Additional Paid In Capital - RSU	112,169	15,251	15,251
Retained Earnings	(281,130)	(276,407)	(170,905)
Net Income	(0)	121,371	(145,265)
Total Stockholders' Equity	122,881	257,800	183,250
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 236,123	$ 376,083	$ 696,203

FITBUX
STATEMENT OF CASH FLOWS
For the Period January 1, 2019 through December 31, 2021
(unaudited)

	2019	2020	2021
Operating Activities			
Net Income (Loss)	$ (0)	$ 121,371	$ (145,265)
Adjustmetns to reconcile net income to net cash			
provided by operations:			
Depreciation & Amortization	23,674	17,792	-
Interest Expense	1,449	1,274	(29)
PPP Loan Forgiveness	-	(33,700)	(42,862)
Other Non-Cash Income	(104)	(96,918)	-
Changes in operating assets and liabilities:			
Short-Term Debt	$ 210	$ (3,670)	$ (731)
Accounts Receivable	(47,435)	28,658	17,812
Prepaid Expenses	(19,682)	(722)	(9,574)
Other Current Assets	2,754	1,182	1,238
Unearned Revenue	20,649	6,311	(5,687)
Other Current Liabilities	-	806	77
Due/To From Subsidiary	12,200	1,693	-
Net Cash From Operating Activities	$ (6,284)	$ 44,078	$ (185,022)
Investing Activities			
Purchase Of Fixed Assets	-	-	(63,420)
Net Cash Used In Investing Activities	-	-	(63,420)
Financing Activities			
Net Issuance Of Debt	3,803	(12,433)	409,700
Interest Expense	(1,449)	(1,274)	542
Exercise Of Employee Stock Options	-	50,400	-
Issuance of PPP Loan	-	33,700	-
Preferred Stock	-	-	86,584
Issuance of EIDL Loan	-	72,400	-
Net Change In Cash From Financing Activities	2,354	142,792	496,826
Net Change In Cash & Cash Equivalents	$ (3,930)	$ 186,870	$ 248,384

FITBUX
STATEMENT OF STOCKHOLDERS EQUITY
For the Period January 1, 2019 through December 31, 2021
(unaudited)

	Common Stock (Shares)	Common Stock (Value)	Preferred Stock (Value)	Paid In Capital	Stock Options	RSUs	Retained Earnings	Total Stockholders Equity
Balance as of January 1, 2019	7,181,305	$ 282	$	$ 291,561	$ -	112,169	$ (281,130)	$ 122,881
Net Income (Loss)							(0)	(0)
Balance as of December 31, 2019	7,181,305	282		291,561	-	112,169	(281,131)	122,881
Adjustment For Non-Executed RSU Agreement	(871,325)	45				(96,918)		(96,873)
Conversion Of Convertible Note	106,994			55,297				55,297
Stock Options Exercised	315,000				50,400			50,400
Adjustment To Retained Earnings							4,723	4,723
Net Income (Loss)							121,371	121,371
Balance as of December 31, 2020	6,731,974	327	0	346,858	50,400	15,251	(155,036)	257,799
Preferred Stock Issuance			3,757	82,827				86,584
Adjustment To Retained Earnings							(15,869)	(15,869)
Net Income (Loss)							(145,265)	(145,265)
Balance as of December 31, 2021	6,731,974	327	3,757	429,685	50,400	15,251	(316,170)	183,249